Exhibit 99.70

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)

1376 Bayview Ave, Unit 1

Toronto, Ontario M4G 3A1

Item 2 Date of Material Change

November 26, 2020.

Item 3 News Release

The press release attached as Schedule “A” was disseminated on November 26, 2020.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Nicolas Bonta
Chairman & Director
Bitfarms Ltd.

nbonta@bitfarms.com

Item 9 Date of Report

November 26, 2020.

Schedule “A”

Bitfarms Reports Q3 2020 Financial Results

Toronto, Ontario and Brossard, Québec (November 26, 2020) - Bitfarms Ltd. (“Bitfarms”, or the “Company”) (TSXV:BITF) today announced its financial and operating results for the third quarter ended September 30, 2020.

Q3 2020 Financial Summary and Corporate Highlights

●	Revenues of $6.8 million; gross loss of $1.0 million (-15% gross margin), operating loss of $2.8 million (-42% operating margin), and net loss of $4.8 million;

●	Gross mining profit[1] of $1.6 million (26% gross mining margin);

●	EBITDA loss of $0.3 million ( -4% EBITDA margin), $0.4 million Adjusted EBITDA (5% Adjusted EBITDA margin);

●	Mined 535 Bitcoins with an average break-even[2] Bitcoin price of approximately $7,500;

●	Entered into lease agreements for 3,000 Whatsminer Miners, of which 1,000 Whatsminer M31S, adding approximately 82PH/s, were received and installed during the quarter;

●	Completed Dominion Capital loan modification providing the Company financial flexibility

(U.S.$ in thousands except where indicated)	Three months ended				Nine months ended
For the periods ended as indicated	Sep. 30 2020	Sep. 30 2019	$ Change	% Change	Sep. 30 2020	Sep. 30 2019	$ Change	% Change
Revenues	6,795	9,739	(2,944)	(30)%	23,379	21,886	1,493	7%
Cost of sales	7,827	5,276	2,551	48%	23,250	13,280	9,970	75%
Gross profit (loss)	(1,032)	4,463	(5,495)	(123)%	129	8,606	(8,477)	(99)%
Gross margin	(15)%	46%	-	-	1%	39%	-	-
Operating income (loss)	(2,841)	2,111	(4,952)	(235)%	(5,856)	975	(6,831)	(701)%
Operating margin	(42)%	22%	-	-	(25)%	4%	-	-
Net income (loss)	(4,761)	4,309	(9,070)	(210)%	(10,915)	983	(11,898)	(1210)%
Net earnings (loss) per share - basic	(0.06)	0.06	-	-	(0.13)	0.03	-	-
Net earnings (loss) per share - diluted	(0.06)	0.05	-	-	(0.13)	0.03	-	-
Gross mining profit (1)	1,593	5,954	(4,361)	(73)%	8,322	12,192	(3,870)	(32)%
Gross mining margin (1)	26%	67%	-	-	38%	62%	-	-
EBITDA (1)	(274)	7,161	(7,435)	(104)%	1,973	7,329	(5,356)	(73)%
EBITDA margin (1)	(4)%	74%	-	-	8%	33%	-	-
Adjusted EBITDA (1)	365	4,668	(4,303)	(92)%	4,463	7,632	(3,169)	(42)%
Adjusted EBITDA margin (1)	5%	48%	-	-	19%	35%	-	-

1	Gross mining profit, Gross mining margin, EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS financial performance measures; please refer to the Non-IFRS Financial Performance Measures section and related reconciliations included in Bitfarms’ third quarter 2020 MD&A, available on SEDAR and Bitfarms’ website.

2	Represents the break-even cost of Bitcoin based on variable cost of electricity and is calculated by taking the total electricity costs related to the Mining of Bitcoin, excluding hosting contracts, divided by the total number of Bitcoin mined.

“As anticipated, the May 2020 Bitcoin Halving event negatively impacted most of our financial metrics for the quarter. However, gross mining profit and adjusted EBITDA remained in positive territory, and Bitcoin mining economics have stabilized and improved significantly subsequent to Q3. Operationally, we added one thousand WhatsMiner M31S in September, increasing mining computing power by approximately 82PH/s” commented Mauro Ferrara, Interim Chief Financial Officer.

Emiliano Grodzki, Interim Chief Executive Officer of Bitfarms added, “Although our break-even Bitcoin production cost increased in Q3 2020 to approximately $7,500, mainly as a result of the aforementioned Bitcoin Halving event, it still compared favourably to the average Bitcoin market price of $10,615 for the quarter, and even more favourably compared to an average Bitcoin market price of $16,525 over the last 20 days. Our efforts continue towards achieving greater scale by adding best in class miners and pushing operational efficiency.”

Webcast

The Company will be hosting a webcast presentation at 10:00 AM ET on November 26, 2020. To view the webcast presentation, please register at:

https://onlinexperiences.com/Launch/QReg/ShowUUID=24FF76E5-C7B6-45CC-B66D-D650BAAE8D3E

The financial results and presentation will also be available on our website at www.bitfarms.com.

About Bitfarms Ltd.

The Company owns and operates computing centres that power the global decentralized financial economy. Bitfarms provides computing power to cryptocurrency networks such as Bitcoin, earning fees from each network for securing and processing transactions. Powered by clean and competitively priced hydroelectricity, Bitfarms operates 5 computing centres in Québec, Canada. Bitfarms’ experienced management team includes industrial-scale data centre operators and capital markets professionals, focused on building infrastructure for the future by developing and hosting the ecosystem growing around blockchain-based technologies.

For investor and media inquiries, please contact:

Mauro Ferrara

+1.514.691-6228

MFerrara@Bitfarms.com

To learn more about Bitfarms’ events, developments and online communities:

https://www.facebook.com/bitfarms/
https://twitter.com/Bitfarms_io
https://www.instagram.com/bitfarms/
https://www.linkedin.com/company/bitfarms/
Website: www.bitfarms.com

Cautionary Statement

● Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

●This news release contains certain “forward-looking information” within the meaning of applicable Canadian securities laws that are based on expectations, estimates and projections as at the date of this news release. The information in this release about any future plans and objectives of the Company, are forward-looking information. Other forward-looking information includes but is not limited to information concerning: the intentions, plans and future actions of the Company, as well as Bitfarms’ ability to successfully mine digital currency, revenue increasing as currently anticipated, the ability to profitably liquidate current and future digital currency inventory, volatility of network difficulty and digital currency prices and the resulting significant negative impact on the Company’s operations, the construction and operation of expanded blockchain infrastructure as currently planned, and the regulatory environment of cryptocurrency in the Provinces of Canada.

● Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information.

● This forward-looking information is based on reasonable assumptions and estimates of management of the Company at the time it was made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to the global economic climate; dilution; the Company’s limited operating history; future capital needs and uncertainty of additional financing; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors which could impact future results of the business of Bitfarms include but are not limited to: the construction and operation of blockchain infrastructure may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the Province of Québec, the ability to complete current and future financings, any regulations or laws that will prevent Bitfarms from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; and there will be no regulation or law that will prevent Bitfarms from operating its business. The Company has also assumed that no significant events occur outside of the Bitfarms’ normal course of business. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

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